UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68680 /January 17, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15145

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In the Matter of   :
                                                :
IAS ENERGY, INC.,   :
IB3 NETWORKS, INC.,   :   ORDER ON MOTION, MAKING FIND-
IMMUNE NETWORK LTD.,   :   INGS, AND REVOKING REGISTRATIONS
INDICO TECHNOLOGIES, INC. (n/k/a   :   OF RESPONDENTS BY DEFAULT
   INDICO RESOURCES LTD.),   :   EXCEPT IAS ENERGY, INC., AND
INNOFONE.COM, INC. (n/k/a GOLDSTAR   :   INDICO TECHNOLOGIES, INC. (n/k/a
   GLOBAL MINERALS CORP.), and   :   INDICO RESOURCES LTD.)
INTERNATIONAL AEROSPACE   :
   ENTERPRISES, INC.   :

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       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on December 20, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) alleging that the named Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The OIP requires that each Respondent file an Answer within ten days of service of the OIP. OIP at 4; 17 C.F.R. § 201.220(b). The last Respondent was served with the OIP on January 2, 2013. See 17 C.F.R. § 201.141(a)(2)(ii), (iv).

       At a prehearing conference on January 10, 2013, the Division of Enforcement (Division) informed me that it expected to recommend an Offer of Settlement from IAS Energy, Inc. (IAS Energy), to the Commission. I agreed not to make any ruling as to IAS Energy to permit the submission of the Offer of Settlement. The Division also stated that it would file a Motion to Amend OIP (Motion) and a Brief in Support (Brief).

       On January 11, 2013, the Division filed a Motion requesting that the OIP at Paragraph II.B.9 be amended to state that Respondents failed to comply with "Rules 13a-1 **and/or** 13a-13 thereunder" because Indico Technologies, Inc. (n/k/a Indico Resources Ltd.) (Indico), is a foreign private issuer and thus is not required to file quarterly reports under Rule 13a-13. Brief at 1-2. The amendment is necessary for Commission acceptance of Indico's Offer of Settlement. Brief at 2.

Ruling

Rule 200(d) of the Commission's Rules of Practice empowers an Administrative Law Judge, on receipt of a motion and before issuance of an Initial Decision or prior to the filing of final briefs with the Commission, to "amend an [OIP] to include new matters of fact or law that are within the scope of the original [OIP]." The Division has stated reasonable good cause for the Motion and no party is surprised or prejudiced by the by the amendment. See 17 C.F.R. § 201.111. Indico's legal counsel, Victoria B. Bantz, appeared at the prehearing conference and supported the Motion. Brief at 2-3. Accordingly, I GRANT the Motion and amend Paragraph II.B.9 of the OIP to read as follows: "As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder." See Carl L. Shipley, 45 S.E.C. 589, 595-96 (June 21, 1974) ("Where the purpose is merely to correct an error in pleading, to conform the pleadings to the proof . . . amendment should be freely granted subject only to the consideration that other parties should not be surprised nor should their rights be prejudiced.")

Respondents, except IAS Energy and Indico, are in default because they did not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations true as to each of the following Respondents. See 17 C.F.R. § 201.155(a).

IB3 Networks, Inc. (IB3 Networks), Central Index Key (CIK) No. 1350962, is a defaulted Nevada corporation located in Columbus, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IB3 Networks is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $1.68 million for the prior nine months. As of December 14, 2012, IB3 Networks' stock, symbol IBNW, was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Immune Network Ltd. (Immune Network), CIK No. 1097907, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Immune Network is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a loss of over $16 million for the prior twelve months. As of December 14, 2012, Immune Network's stock, symbol IMMFF, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Innofone.com, Inc. (n/k/a Goldstar Global Minerals Corp.) (Innofone.com), CIK No. 1100364, is a Nevada corporation located in Santa Monica, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Innofone.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2007, which reported a net loss of over $33 million for the prior nine months. As of December 14, 2012, Innofone.com's stock, symbol IMEN, was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

International Aerospace Enterprises, Inc. (International Aerospace), CIK No. 1156293, is a defaulted Nevada corporation located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). International Aerospace is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $538,500 for the prior three months. As of December 14, 2012, International Aerospace's stock, symbol IARO, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. IB3 Networks, Immune Network, Innofone.com, and International Aerospace have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of each of these Respondents' registered securities.

Order

It is ORDERED that the OIP at Paragraph II.B.9 shall read: "As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder."

It is Further ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of IB3 Networks, Inc., Immune Network Ltd., Innofone.com, Inc. (n/k/a Goldstar Global Minerals Corp.), and International Aerospace Enterprises, Inc., is revoked.

It is FURTHER ORDERED that a telephonic prehearing conference will be held on February 14, 2013, at 3:00 p.m. EST unless IAS Energy, Inc., and Indico Technologies Inc. (n/k/a Indico Resources Ltd.), have resolved the allegations in the OIP by that date.

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Brenda P. Murray
Chief Administrative Law Judge